UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
            WASHINGTON D.C.  20549

                   FORM N-8F


I.	General Identifying Information

1.	Reason fund is applying to deregister (check only
one; for descriptions, see Instruction 1 above):

        [X]	Merger

	[ ]	Liquidation

	[ ]	Abandonment of Registration
		(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development
		Company
		(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:  Domini Institutional Trust
		       (the "Trust")


3.	Securities and Exchange Commission File No.:

		811-07599

4.	Is this an initial Form N-8F or an amendment to a
previously filed Form N-8F?

	[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include
No. & Street, City, State, Zip Code):

	536 Broadway, 7th Floor, New York, New York 10012

6.	Name, address, and telephone number of individual
the Commission staff should contact with any questions regarding this form:

	Megan Dunphy, (212) 217-1114,
	Domini Social Investments, LLC,
	536 Broadway, 7th Floor, New York, NY 10012-3915.

7.	Name, address and telephone number of individual
or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Domini Social Investments LLC (investment manager for Domini Social Trust)
536 Broadway, 7th Floor
New York, NY 10012
(212) 217-1110

Wellington Management Company, LLP (investment submanager for Domini Social Trust)
75 State Street
Boston, MA 02109
(617) 951-5000

DSIL Investment Services LLC (distributor)
536 Broadway, 7th Floor
New York, NY 10012
(212) 217-1114

State Street Bank and Trust Company
(custodian)
200 Clarendon Street
Boston, MA 02116
(617) 786-3000

PNC Global Investment Servicing, Inc. (transfer agent)
4400 Computer Drive
Westborough, MA 01581
(302) 791-1700

Iron Mountain Records Management (offsite records storage)
22 Kimberly Road
East Brunswick, NJ 08816
(800) 934-3453

James Story, Esq. (counsel to independent trustees)
89A Mount Vernon Street
Boston, MA 02108

NOTE:	Once deregistered, a fund is still
required to maintain and preserve the
records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


8.	Classification of fund (check only one):

	[X]	Management company;

	[ ]	Unit investment trust; or

	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management
company (check only one):

	[X]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or
formed (e.g., Delaware, Massachusetts):

	Massachusetts

11.	Provide the name and address of each investment
adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

N/A.  Domini Institutional Social Equity Fund
(the "Fund"), the sole series of the Trust, was a "feeder fund" in a master-feeder structure, and invested all of its assets in Domini Social
Equity Trust, a series of Domini Social Trust.

Investment manager for Domini Social Equity
Trust:

Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012

Investment submanagers for Domini Social Equity
Trust:

Wellington Management Company, LLP
75 State Street
Boston, MA 02109

SSgA Funds Management, Inc.
until November 30, 2006)
State Street Financial Center
One Lincoln Street
Boston, MA 02111

12.	Provide the name and address of each principal
underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

DSIL Investment Services LLC
536 Broadway, 7th Floor
New York, NY 10012

13.	If the fund is a unit investment trust ("UIT")
provide:

(a)	Depositor's name(s) and address(es):  N/A

(b)	Trustee's name(s) and address(es):  N/A

14.	Is there a UIT registered under the Act that
served as a vehicle for investment in the fund
(e.g., an insurance company separate account)?

[ ]  Yes	[X]  No

If Yes, for each UIT state:
Name(s):

File No.: 811- __________

Business Address:

15.	(a)	Did the fund obtain approval from the board
of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes	[ ]  No

If Yes, state the date on which the board vote took place: September 3, 2008

If No, explain:

(b)	Did the fund obtain approval from the
shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]  Yes	[X]  No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Fund was reorganized into Domini Social
Equity Fund (the "Acquiring Fund"), a series of Domini Social Investment Trust (811-
05823), pursuant to an Agreement and Plan of Reorganization approved by the Board of Trustees of the Trust. No shareholder vote was required in connection with such reorganization, nor was any shareholder asked to make any investment decision with regard to the transaction.

The Fund and the Acquiring Fund were feeder funds that invested all of their assets in Domini Social Equity Trust, a series of another investment company, Domini Social
Trust (811-05824). After the completion of the reorganization, the shareholders of the Fund became shareholders of a new class of the Acquiring Fund that invested in the same master fund as the Fund and that had identical investment policies, management and submanagement agreements (with respect to the identity of the investment manager/submanager, the services provided, the assets managed and the rate of compensation paid), and fees and expenses as the Fund. The only material difference in the management/submanagement agreements was the identity of the investment company holding the assets. In addition, the Fund and the Acquiring Fund had the same Board of Trustees.

Neither applicable state law nor the
organizational documents of the Fund or the Acquiring Fund required shareholder approval of the reorganization.

Similarly, shareholder approval of the
reorganization was not required under the Investment Company Act of 1940, as amended
(the "1940 Act").  Rule 17a-8 under the 1940
Act permits fund reorganizations to be
effected without shareholder approval when:
(i) no fundamental policy of the acquired fund is materially different from a policy of the acquiring fund; (ii) no advisory contract of the acquired fund is materially different from an advisory contract of the acquiring fund; (iii) the non-interested
Trustees of the acquired fund who were
elected by its shareholders will comprise a majority of the non-interested Trustees of the acquiring fund; and (iv) any distribution fees authorized to be paid under the acquiring fund's distribution plan are no greater than the distribution fees authorized to be paid under the acquired fund's distribution plan.

The reorganization met the conditions of Rule
17a-8.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its
shareholders in connection with the Merger or Liquidation?

	[X]  Yes	[ ]  No

(a)	If Yes, list the date(s) on which the fund
made those distributions:

	the close of business on November 28, 2008

(b)	Were the distributions made on the basis of
net assets?

	[X]  Yes	[ ]  No

(c)	Were the distributions made pro rata based
on share ownership?

	[X]  Yes	[ ] No

(d)	If No to (b) or (c) above, describe the
method of distributions to shareholders. For
Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

	Were any distributions to shareholders made in kind?

		[ ]  Yes	[ ]  No

17.	Closed-end funds only:

	Has the fund issued senior securities?  N/A

	[ ]  Yes	[ ]  No

	If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the
fund's shareholders?

	[X]  Yes	[ ]  No

If No,

(a)	How many shareholders does the fund have as
of the date this form is filed?

(b)	Describe the relationship of each remaining
shareholder to the fund:

19.	Are there any shareholders who have not yet
received distributions in complete liquidation of their interests?

[ ]  Yes	[X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this
form is filed?

(See question 18 above)

[ ]  Yes	[X] No

If Yes,

(a)	Describe the type and amount of each asset
retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining
assets?

(c)	Will the remaining assets be invested in
securities?

[ ]  Yes	[ ]  No

21.	Does the fund have any outstanding debts (other
than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]  Yes	[X]  No

If Yes,

(a)	Describe the type and amount of each debt or
other liability:

(b)	How does the fund intend to pay these
outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For
Deregistration

22.	(a)	List the expenses incurred in connection
with the Merger or Liquidation:

		(i) Legal expenses: $44,472

		(ii) Accounting expenses: $57,000

		(iii) Other expenses (list and identify
		separately):

			Registration expenses: $58,500

		(iv) Total expenses (sum of lines (i)-(iii) above): $159,972

(b)	How were those expenses allocated?

	All of the expenses of the reorganization were allocated to Domini Social Investments
	LLC pursuant to Section 10.2 of the
	Agreement and Plan of Reorganization.

(c)	Who paid those expenses?
	Domini Social Investments LLC

(d)	How did the fund pay for unamortized
expenses (if any)?

	There were no unamortized expenses.

23.	Has the fund previously filed an application for
an order of the Commission regarding the Merger or Liquidation?

	[ ]  Yes 	[X] No

If Yes, cite the release numbers of the
Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or
administrative proceeding?

	[ ]  Yes	[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage,
in any business activities other than those necessary for winding up its affairs?

	[ ]  Yes	[X] No

	If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the
Merger:

The Fund was reorganized with and into
Domini Social Equity Fund.  Domini Social
Equity Fund is a series of Domini Social
Investment Trust.

 	(b)	State the Investment Company Act file number
of the fund surviving the Merger:

		811-05823

	(c)	If the merger or reorganization agreement
has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

		N/A

	(d)	If the merger or reorganization agreement
has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

	The Agreement and Plan of Reorganization is attached hereto as Exhibit A.

		VERIFICATION


The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Domini Institutional Trust, (ii) she is the Secretary of Domini Institutional Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.


                            /s/ Megan L. Dunphy
                            Megan L. Dunphy
			    Secretary